January 5, 2006

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-7010

Attention:  Edward M. Kelly, Pamela A. Long, Jenn Do and Jeanne K. Baker

RE:         H&E Equipment Services, Inc.

Amendment No. 3 to Registration Statement on Form S-1

File No. 333-128996

Ladies and Gentlemen:

H&E Equipment Services, Inc. (the “Company”) has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 3 (“Amendment No. 3”) to its Registration Statement on Form S-1 (Registration No. 333-128996).  On behalf of the Company, we respond to the comments raised by the staff (the “Staff”) of the Commission in the letter dated December 29, 2005 from Ms. Pamela A. Long to Mr. John M. Engquist.  For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response.

Summary Historical and Pro Forma Financial Data, page 8

1.                                         We have reviewed your response to prior comments 1 and 2 in our letter dated December 8, 2005.  We note your revised disclosures regarding the limitations associated with the use of EBITDA and Adjusted EBITDA relate more to the use of these measures as a liquidity measure rather than as a performance measure.  For example, you state on the bottom of page 10 “EBITDA and Adjusted EBITDA do not reflect our cash expenditures or future requirements for capital expenditures or contractual requirements.”  As discussed in our previous comment, your disclosures should:

•                  Identify each item (depreciation, interest, taxes, etc.) that is eliminated from your non-GAAP performance measures;

•                  Clarify why each item is a necessary element of your costs and ability to generate revenue; and

•                  Provide a statement that any measure that excludes each item has material limitations.

Revise your disclosures throughout the document as appropriate.  Further, delete the phrase “or as an alternative to cash flow from operating activities as a measure of our liquidity” at the bottom on page 10, continuing onto page 11.

Response:

The Company has revised the disclosure as requested on pages 10-11, 24-25, 38-39 and 43 of Amendment No. 3.

Note 2.  Restructuring, Debt Resolution Agreement, page F-71

2.                                         We note the reference to “an independent third party valuation.”  If you refer to a third party, you must identify the party and obtain its consent.  Otherwise, you should delete the reference to a third party.  See Rule 436 of Regulation C under the Securities Act.

Response:

The Company has revised the disclosure as requested on page F-72 of Amendment No. 3.

Recent Sales of Unregistered Securities, page II-1

3.                                         State the number of shares that the members will receive upon conversion of the membership units.  See Item 701(a) of Regulation S-K.

Response:

The Company has revised the disclosure as requested on page II-2 of Amendment No. 3.

4.                                         State whether the members were accredited or sophisticated investors.  If the latter, outline the access to information given to them.  See Item 701(d) of Regulation S-K.

Response:

The Company has revised the disclosure as requested on page II-2 of Amendment No. 3.

Exhibit 10.l

5.                                         We considered your response to prior comment 15 and are unable to concur.  As noted previously, absent an order granting confidential treatment, Item 601(b)(10) of Regulation S-K requires the filing of material contracts, including attachments, in their entirety.  Attachments include, for example, annexes, appendices, exhibits, and schedules.  Since you did not file the schedules to the exhibit, we reissue the comment to file all of the exhibit’s attachments.  If you wish to include an explanatory note in addition to the schedules stating that the schedules are outdated, you may do so.

Response:

The Company has filed the Credit Agreement dated as of June 17, 2002, including all exhibits and schedules thereto, as Exhibit 10.1 to Amendment No. 3.

If you have any questions, please feel free to contact Bonnie A. Barsamian by telephone at 212.698.3520 (or by facsimile at 212.698.3599), or the undersigned by telephone at 215.994.2737.  Thank you for your cooperation and attention to this matter.

Sincerely,

Brian D. Short

cc:           John M. Engquist

Leslie S. Magee

Bonnie A. Barsamian, Esq.

Kirk A. Davenport II, Esq.
Dennis Lamont, Esq.